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                                                                    EXHIBIT 4.13

Strictly Private & Confidential






Dear [Director]:

This letter contains the terms of our offer to you to hold office as a non-executive director of Cambridge Antibody Technology Group plc [the "Company"]. As you are aware the Board of Directors of the Company is concerned that the Combined Code followed as regards the role and duties of non-executive directors. The terms of the offer are as follows:

(1)    Your appointment will take effect as of [________].

(2) Your role will be that of an independent director, bringing an objectivity and independence of view borne by your outside experience, helping the board to provide the Company with effective leadership and ensuring the continuing effectiveness of the management team and the high standards of probity within the Company.

(3) The Company will pay you an annual director's fee of [________]/1/, payable half-yearly in arrears, on 31 March and 30 September. The board reserves the right to pay you an additional fee where the discharge of your fiduciary obligations has made exceptional demands on your time. Remuneration of non-executive directors will be reviewed periodically by the Board.

(4) In addition to your general fiduciary responsibilities you may be required to serve on the Audit Committee and or the Remuneration Committee, each of which are committees of the board consisting entirely of non-executive directors. The board may also need you to serve on other committees and/or to hold additional offices within the group, where best practice requirements dictate that a non-executive presence is required.

(5) You are expected to attend each meeting of the board and of any committee to which you are appointed. If you are unavoidably unable to attend, prior notice should be given to the Chairman of the board.


___________________________
/1/ The salary of each director is disclosed in the text of the registration statement.
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(6)    You will be fully reimbursed for all out-of-pocket expenses necessarily incurred by you in discharging your duties (including any legal fees incurred by you for obtaining independent legal advice in connection with the discharge of your fiduciary responsibilities). The Company's procedures require you to obtain authorisation in advance from the board for any item of expenditure over (pound)1,000. Any expenses to be incurred outside your own country or for international travel will be reimbursed at a rate agreed from time to time by the board.

(7) Because of your non-executive status, you will not be eligible to participate in any share option, bonus schemes, pension schemes or other benefits of the kind available to executive directors of the Company. The Company does, however, maintain directors' and officers' liability insurance, details of which are available from the Company Secretary.

(8) Your appointment will at all times be terminable by six months' prior written notice given by either side. Upon the expiry of notice served on you to terminate your appointment, you agree to resign from your office as a director (and any other offices or appointments you may hold as nominee or representative of the Company or any Group Company) and, if you should fail to do so within seven days of being so required, the Company is hereby irrevocably authorised to appoint some person in your name and on your behalf to sign any document or do any thing necessary or requisite to effect such resignation(s) (without prejudice to any claims you may have against the Company for loss of office).

(9) Your appointment will terminate automatically without any requirement for notice or compensation if you:

       (i) vacate your office under Article 110 of the Company's Articles of Association;

       (ii) are removed from office as a director by any resolution duly proposed and resolved by the shareholders of the Company in general meeting (provided always that, where a poll is demanded, the result of the poll will count); or

       (iii) are not re-elected as a director when you submit yourself for re-election.

(10) Your fiduciary duties to the Company require you, in particular, at all times:

       (i) to maintain the confidentiality of all information you acquire by virtue of your appointment;

       (ii)  to act in good faith in the Company's interests at all times;

       (iii) to act at all times for the proper purposed of the Company;

       (iv) to carry out your responsibilities with the care, skill and diligence that the Company is reasonably entitled to expect from someone of your experience
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             and expertise; and

       (v)   to act only with the proper authority of the Company.
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(11)   You must not make any statements on the Company's or any Group Company's behalf concerning the Company or any Group Company to the press, media, venture capitalists, brokers, banks, financial analysts and/or anyone associated with the stock market or investor community unless authorised by the board to do so.

(12) In order that the board can give its approval, it will be necessary for you to disclose to the board all outside directorships and other (direct or indirect) interests, employments, consultancies or associations held by you or members of your family. You must also keep the board informed on a continuing basis of all changes to such arrangements. During your appointment you will not be free, unless prior written approval has been given by the board, to take up new directorships or hold other interests in the same industry as the Company or which could give rise to a conflict of interest in some other way.

Please sign, date and return the attached copy of this letter to me, confirming your acceptance of the appointment and its terms. If the terms of this appointment cause you any difficulty, please let me know.

Yours faithfully





[Company Officer]



I agree to the terms and conditions set out in a letter dated [__________] (of which a copy is attached) relating to my appointment as a non-executive director of Cambridge Antibody Technology Group plc.



IN WITNESS WHEREOF I HAVE EXECUTED THIS DOCUMENT AS A DEED ON THE DATE SET OUT
BELOW:

 ..............................
Signed
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In the presence of:






 .......................................
Signed



 .......................................
Name



 .......................................
Address



 .......................................
Date